Exhibit 99.3

TRX Gold Corporation

Audited Consolidated Financial Statements

For the years ended

August 31, 2022 and 2021

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of TRX Gold Corporation, were prepared by management in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 3 to the consolidated financial statements.

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that: (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the year presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Company, as of the date of and for the year presented by the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process. The Audit Committee meets with management as well as with the independent auditors to review the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stephen Mullowney”	“Michael P. Leonard”
Stephen Mullowney	Michael P. Leonard
Chief Executive Officer	Chief Financial Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2022. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, Management concluded that ICFR was not effective for the year ended August 31, 2022 due to the following material weaknesses: (i) the Company had not implemented and tested all of the Company’s key controls, including information technology general controls, internal control over financial reporting and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework and (ii) lack of timely review and approval of certain journal entries and reconciliations.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2022. The Company has prioritized the remediation of the material weaknesses and is working under the oversight of the Audit Committee to resolve the issue.

During the year ended August 31, 2022, the Company continued to strengthen its internal controls and are committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements and management made the following changes during the year to improve the internal control framework, including the following:

•	Engaged a third-party service provider to design and implement an enhanced internal control environment framework. During the year, the Company developed a set of key risk control matrices by business cycle and by entity, including key controls, business processes and policies to enhance the maturity level of the Company’s internal control environment. The Company also developed narratives and process maps for each key business cycle as conducted through walkthroughs with management, staff and its third-party IT services provider within all key business cycles. Management has been proactive in implementing the newly designed internal control framework and is remediating any identified control gaps.

•	Built an experienced Buckreef Finance team with several internal personnel changes, including a new site Finance Manager and site Finance Superintendent, to enhance review and approval of invoices, journal entries and reconciliations, improve segregation of duties and to optimize the Company’s financial reporting close process.

•	Hired a new VP Finance and Corporate Controller with extensive IFRS experience to further supplement review and approval of journal entries and reconciliations, and to improve the Company’s financial reporting close process and reporting of the Company’s financial results and disclosures. This also includes preparation of formal accounting memorandums to support our conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with IFRS with regard to complex accounting issues.

•	The Company implemented a new enterprise resource planning (ERP) system subsequent to August 31, 2022 to help automate certain reconciliations and manual processes and to increase the efficiency of the financial statement review process. It is also expected to eliminate risk of manual spreadsheet errors and formalize procedures around validation of completeness and accuracy of spreadsheets related to account reconciliations. The Company will continue to expand on the use of the software tool to help manage month-end and quarter-end activities.

During the year ended August 31, 2022, the Company worked with a third-party service provider to design and document a new and improved system of internal controls and is currently in the process of implementing and testing the operating effectiveness of these newly designed key controls with the goal of remediating the material weakness identified above. However, as at August 31, 2022, the Company has been unable to complete this implementation by the required reporting date due to limited time and resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to remediate the material weakness by engaging a third party service provider to assist in the review, evaluation and testing of the Company’s controls and procedures in a timely manner over the course of fiscal 2023.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of

TRX Gold Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of TRX Gold Corporation (the "Company") as of August 31, 2022 and 2021, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2022 and 2021 and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of August 31, 2022, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 29, 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Critical Audit Matter	How the Matter was Addressed in the Audit

Assessment of Mineral property, plant and equipment for potential impairment indicators

As described in Note 9 to the financial statements, the carrying value of exploration and evaluation assets at the time of transition to development stage was $40,563,000 and in Note 8 mineral property, plant and equipment had a carrying value of $51,634,000 as at August 31, 2022. As discussed in Note 3 to the financial statements the carrying value of mineral property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment.

We identified the assessment of mineral property, plant and equipment for potential impairment indicators as a critical audit matter due to the materiality of the balance, the high degree of auditor judgment and an increased level of effort when performing audit procedures to evaluate the reasonableness of management’s assumptions in determining whether indicators of impairment are present. Specifically, significant judgement was required to evaluate the future gold prices and the mineral reserves and mineral resources, on which the assumptions for recoverable production are based and considered other factors of recoverability.

The primary procedures we performed to address this critical audit matter included:

•   Evaluated the effectiveness of the Company’s identification of significant events or changes in circumstances that have occurred indicating the underlying Tanzanian property and equipment may not be recoverable by performing an independent assessment;

•   Critically evaluated the appropriateness of the methodology used by management to determine the recoverable amount;

•   Assessed the Company’s future business plans for the mineral property, plant and equipment;

•   Evaluated the consistency of management’s key assumptions with evidence obtained in other areas of the audit, including comparing metal price forecasts to third party data; and

•   Evaluated the disclosures in the financial statements.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2016

Vancouver, Canada

November 29, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

TRX Gold Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TRX Gold Corporation and subsidiaries (the “Company”), as of August 31, 2022, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of August 31, 2022, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States), the consolidated financial statements as of and for the year ended August 31, 2022 of the Company and our report dated November 29, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: Management identified material weaknesses in the Company’s overall control environment due to the aggregate effect of multiple deficiencies in internal controls, which affected five components of the internal control as defined by COSO (control environment, risk assessment, control activities, information and communication, and monitoring).

Management did not design and maintain effective controls over the following, each of which is a material weakness:

(a)	The Company had not implemented and tested all of the Company’s key controls, including information technology general controls, internal control over financial reporting and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework and

(b)	Lack of timely review and approval of certain journal entries and reconciliations

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended August 31, 2022, of the Company, and this report does not affect our report on such financial statements.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

November 29, 2022

TRX Gold Corporation

Consolidated Statements of Financial Position

(Expressed in Thousands of US Dollars)

As at August 31,	2022	2021

Assets
Current Assets
Cash	$8,476	$13,447
Amounts receivable (Note 5)	40	460
Other receivable (Note 13)	2,500	-
Prepaid and other assets (Note 6)	1,206	332
Inventory (Note 7)	3,630	1,179
Total current assets	15,852	15,418
Other long-term asset (Note 5)	4,359	-
Mineral property, plant and equipment (Note 8)	51,634	2,482
Exploration and evaluation assets and expenditures (Note 9)	-	38,618
Total assets	$71,845	$56,518

Liabilities
Current Liabilities
Amounts payable and accrued liabilities (Notes 10 and 19)	$7,920	$5,263
Withholding tax payable	181	-
Income tax payable (Note 11)	436	-
Current portion of deferred revenue (Note 13)	1,864	-
Derivative warrant liabilities (Note 12)	6,849	2,149
Total current liabilities	17,250	7,412
Deferred revenue (Note 13)	621	-
Provision for reclamation (Note 27)	2,815	2,681
Total liabilities	20,686	10,093
Shareholders’ equity
Share capital (Note 14)	163,946	158,129
Share based payment reserve (Note 15)	6,825	5,680
Warrants reserve (Note 17)	1,700	1,606
Accumulated deficit	(123,673)	(117,457)
Equity attributable to owners of the Company	48,798	47,958
Non-controlling interests (Note 18)	2,361	(1,533)
Total shareholders’ equity	51,159	46,425
Total Shareholders’ Equity and Liabilities	$71,845	$56,518

Approved by the Board of Directors
Original signed by:
Stephen Mullowney, Chief Executive Officer	Michael P. Leonard, Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements

5

TRX Gold Corporation

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Thousands of US Dollars, except per share amounts)

For the year ended August 31,	2022	2021

Revenues
Precious metal sales (Note 20 and 25)	$15,094	$-

Cost of sales
Production costs (1)	(4,471)	-
Royalty	(1,122)	-
Depreciation	(122)	-
Total cost of sales	(5,715)	-
Gross profit	9,379	-
General and administrative expense (Note 19 and 21)	(8,920)	(9,696)
Financial instrument related cost and other (Note 22)	(2,328)	4,659
Reclamation expense (Note 27)	(134)	(134)
Loss on disposal of assets	(36)	(27)
Foreign exchange	167	(78)
Interest, net and other expense	(14)	(7)
Net loss before tax	(1,886)	(5,283)
Income tax expense (Note 11)	(436)	-
Net loss and comprehensive loss	$(2,322)	$(5,283)

Net income (loss) and comprehensive income (loss) attributable to:
Non-controlling interest (Note 18)	$3,894	$(1,279)
Common shares shareholders	(6,216)	(4,004)
Net loss	$(2,322)	$(5,283)

Net loss per share attributable to shareholders of the Company (Note 14):
Basic and diluted	$(0.02)	$(0.02)

Weighted average number of shares outstanding (Note 14):
Basic	266,999,724	232,208,260
Diluted	266,999,724	232,208,260

Note:

(1)	Exclusive of depreciation, which is shown separately.

The accompanying notes are an integral part of these consolidated financial statements

6

TRX Gold Corporation

Consolidated Statements of Changes in Equity

(Expressed in Thousands of US Dollars)

	Share Capital		Reserves
	Number of Shares	Amount	Share based payments	Warrants	Accumulated deficit	Owner's equity	Non- controlling interests	Total equity

Balance at August 31, 2020	199,975,122	$135,100	$2,748	$728	$(113,453)	$25,123	$(254)	$24,869
Issued for cash, net of share issue costs	38,477,666	23,226	-	-	-	23,226	-	23,226
Share based compensation - common shares	-	-	2,933	-	-	2,933	-	2,933
Warrants issued (Note 17)	-	(8,710)	-	878	-	(7,832)	-	(7,832)
Issued for settlement of convertible debentures	12,150,447	7,015	-	-	-	7,015	-	7,015
Shares issued for settlement of debts related to convertible and gold loans	4,266,321	1,497	-	-	-	1,497	-	1,497
Options exercised (Note 15)	1,000	-	-	-	-	-	-	-
Transfer of reserve on exercise of options	-	1	(1)	-	-	-	-	-
Net loss for the period	-	-	-	-	(4,004)	(4,004)	(1,279)	(5,283)
Balance at August 31, 2021	254,870,556	$158,129	$5,680	$1,606	$(117,457)	$47,958	$(1,533)	46,425
Shares issued for settlement of debts (Note 14)	165,889	98	-	-	-	98	-	98
Shares issued for financing (Note 14)	909,901	373	-	-	-	373	-	373
Shares issued for cash, net of share issue costs (Note 15)	17,948,718	3,867	-	-	-	3,867	-	3,867
Options exercised (Note 15)	450,000	258	(111)	-	-	147	-	147
Shares issued for share based payments (Note 15)	1,801,120	1,221	(1,221)	-	-	-	-	-
Withholding tax impact on restricted share units	-	-	(636)	-	-	(636)	-	(636)
Warrants issued (Note 16)	-	-	-	94	-	94	-	94
Share based compensation - expenses (Note 15)	-	-	3,113	-	-	3,113	-	3,113
Net earnings (loss) for the period	-	-	-	-	(6,216)	(6,216)	3,894	(2,322)
Balance at August 31, 2022	276,146,184	$163,946	$6,825	$1,700	$(123,673)	$48,798	$2,361	$51,159

The accompanying notes are an integral part of these consolidated financial statements

7

TRX Gold Corporation

Consolidated Statements of Cash Flows

(Expressed in Thousands of US Dollars)

For the year ended August 31,	2022	2021

Operating
Net loss	$(2,322)	$(5,283)
Adjustments for items not involving cash:
Non-cash items (Note 28)	8,207	(1,963)
Non-cash cost of share issuance	565	665
Changes in non-cash working capital:
Amounts receivable	420	87
Other receivable (Note 13)	(2,500)	-
Inventory	(2,157)	(453)
Prepaid and other assets	(874)	(254)
Amounts payable and accrued liabilities	1,180	(316)
Income tax payable	436	-
Cash provided by (used in) operating activities	2,955	(7,517)
Investing
Exploration and evaluation assets and expenditures	229	(8,117)
Pre-adoption of IAS 16 proceeds from gold sales	535	2,524
Purchase of mineral property, plant and equipment	(12,694)	(1,030)
Increase in other long-term asset	(1,938)	-
Cash used in investing activities	(13,868)	(6,623)
Financing
Proceeds from issuance of shares and warrants	7,147	24,400
Issue costs	(750)	(1,839)
Witholding taxes on settlement of restricted share units	(455)	-
Repayment of leases	-	(27)
Proceeds from issuance of convertible debentures	-	1,000
Cash provided by financing activities	5,942	23,534
Net increase (decrease) in cash	(4,971)	9,394
Cash, beginning of period	13,447	4,053
Cash, end of period	$8,476	$13,447

The accompanying notes are an integral part of these consolidated financial statements

8

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of Operations

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta). The name of the Company was changed from Tanzania Gold Corporation to TRX Gold Corporation on May 27, 2022 (“TRX Gold”, “Group” or the “Company”). The address of the Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada. The address of the Company’s principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario L6J 6J3 Canada. The Company’s principal business activity is the exploration, development and production of mineral property interests. The Company’s mineral properties are located in United Republic of Tanzania (“Tanzania”).

The Company’s common shares are listed on the Toronto Stock Exchange in Canada and New York Stock Exchange American in the United States of America.

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2.	Basis of Preparation

a)	Statement of compliance

The Company’s consolidated financial statements, including comparatives, have been prepared in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized by the Board of Directors of the Company on November 24, 2022.

b)	Basis of presentation and measurement

These consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as explained in the accounting policies set out in Note 3.

These financial statements are presented in U.S. dollars with all amounts rounded to the nearest thousand, except for share and per share data, or as otherwise noted. Reference herein of $ or USD is to US dollars, C$ or CAD is to Canadian dollars.

c)	Comparative figures

Certain comparative figures of Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) have been reclassified to conform to current year’s presentation.

9

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

The reclassification in presentation resulted in the following impact on the August 31, 2021 Consolidated Statements of Income (Loss) and Comprehensive Income (Loss):

	Reported at August 31, 2021	Presentation reclass	Restated at August 31, 2021
General and administration expense	$(9,027)	$(669)	$(9,696)
Financial instrument related costs and other	4,498	161	4,659
Reclamation expenses	-	(134)	(134)
Loss on disposal of assets	-	(27)	(27)
Foreign exchange	(78)	-	(78)
Interest, net and other expense	(7)	-	(7)
Field, Camp and exploration costs	(669)	669	-
Net loss and comprehensive loss	$(5,283)	$-	$(5,283)

3.	Summary of Significant Accounting Policies

a)	Consolidation principle

The consolidated financial statements include the financial statements of the Company and its controlled subsidiaries: TRX Gold Tanzania Limited (“TRX Tanzania”), Tancan Mining Co. Limited (“Tancan”), and Buckreef Gold Company Ltd. (“Buckreef Gold”). Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The consolidated financial statements of the Company include the assets, liabilities, expenses, and cash flows of the Company and its material subsidiaries, namely:

		Ownership interest as at August 31,
	Country of incorporation	2022	2021
TRX Tanzania	Tanzania	100%	100%
Tancan	Tanzania	100%	100%
Buckreef Gold	Tanzania	55%	55%

All inter-company transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if it results in a negative balance.

b)	Mineral properties – Construction in progress

All expenditures undertaken in the development, construction, installation and/or completion of mine production facilities to extract, treat, gather, transport and store of minerals are capitalized and initially classified as “Construction in progress”. All expenditures related to the construction of a mine and obtaining access to the orebody are considered to be capital development and are capitalized. Expenses incurred after reaching the orebody are regarded as operating costs and are included in the cost of ore.

Upon the commencement of commercial production, all related assets included in “Construction in progress” are reclassified to “Mineral properties” or “Property, plant and equipment”. Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. The Company considers primarily the following factors, among others, when determining the commencement of commercial production:

•	All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;
•	A reasonable period of testing of the mine plant and equipment has been completed;
•	A predetermined percentage of design capacity of the mine and mill has been reached; and
•	Required production levels, grades and recoveries have been achieved.

10

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Amendments to IAS 16, Property Plant and Equipment

The Company has early adopted amendments to IAS 16, Property Plant and Equipment as amended in 2020 and are effective for annual reporting periods beginning on or after January 1, 2022. The amendments prohibit the deduction from the cost of an item of property, plant and equipment any proceeds received from the sales of the items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the entity recognizes the proceeds from the sale of such items, and the cost of producing those items in the Consolidated Statements of income (Loss) and Comprehensive Income (Loss). There was no impact of this adoption to the comparative periods as these amendments are only applicable to assets accounted for under IAS 16.

c)	Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

PPE are depreciated according to either the units-of-production method or on a straight-line basis over their expected useful life, according to the pattern in which the asset’s future economic benefits are expected to be consumed. Depreciation commences when the assets are considered available for use. Once PPE are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, the major inspection and overhaul expenditures of replacement of such a component are capitalized.

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s building, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

The following table sets out the useful lives of certain assets depreciated using the straight-line basis:

Straight-line (years to depreciate)
Machinery and equipment	Over 5 to 8 years
Automotive	Over 5 years
Computer equipment	Over 3 years
Leasehold improvements	Over 5 years
Processing plant	Over 8 years

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

11

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

i) Construction-in-progress

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises of its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. Construction-in-progress assets are not depreciated until it is completed and available for use.

Costs incurred on properties in the development stage are included in the carrying amount of the development project in construction-in-progress. A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized.

Proceeds from mineral sales prior to a mine being capable of operating at levels intended by management and is included in revenue from mining operation which is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

ii) Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.

Capitalized stripping costs are depleted on a units-of-production basis over the proven and probable reserves that become more accessible as a result of the stripping activity.

d)	Decommissioning, restoration and similar liabilities (“Provision for reclamation”)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the Company’s assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the declining balance method. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

12

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

e)	Share based payments

Share based payment transactions

The Company has a number of equity-settled share based compensation plans under which the Company issues equity instruments and makes cash payments for withholding taxes due once vested, based on the value of the underlying equity instrument of the Company.

Employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share based payment transactions, whereby employees render services as consideration for equity instruments

In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share based payment.

The Company’s share based compensation plans are comprised of the following:

Stock Options

Share based compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. On exercise of the vested options, shares are issued from treasury.

The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. The fair value expense is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense which is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share based payment reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Restricted Share Units

Under the Company’s Long-Term Incentive Plan, selected employees and directors are granted Restricted Share Units (“RSU”) where each RSU has a value equal to one common share. RSUs generally vest in common shares of the Company and the after-tax value of the award is used to purchase common shares on the open market, depending on the terms of the grant. A RSU is measured at fair value on the grant date is recognized on a straight-line basis in share based compensation reserve over the vesting period, with a corresponding charge to compensation expense, as a component of general and administrative expenses and cost of sales, where applicable. RSUs are not remeasured subsequent to the initial grant date.

The effect of outstanding options is considered in the computation of earnings per share, if dilutive.

13

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

f)	Taxation

Income tax expense represents the sum of current tax and deferred tax.

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•	Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

•	Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.

14

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

g)	Earnings (Loss) per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding restricted stock units, share purchase warrants, convertible debt, and stock options, in the weighted average number of common shares outstanding during the year, if dilutive. Because the Company incurred net losses, the effect of the dilutive instruments would be anti-dilutive and therefore diluted loss per share equals basic loss per share.

h)	Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), amortized cost, or fair value through other comprehensive income (“FVOCI”). The Company determines the classification of its financial assets at initial recognition.

Financial assets are classified at FVTPL if they do not meet the criteria to be classified at amortized cost or FVOCI. Gains or losses on these items are recognized in net earnings or loss.

i)	FVTPL

Financial assets are classified at FVTPL if they do not meet the criteria to be classified at amortized cost or FVOCI. Gains or losses on these items are recognized in net earnings or loss.

ii)	Amortized cost

Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not designated as at FVTPL:(i) the object of the Company’s business model for these financial assets is to collect their contractual cash flows, and: (ii) the asset’s contractual cash flows represent “solely payments of principal and interest”. The Company’s other receivables are recorded at amortized cost as they meet the required criteria. A provision is recorded when the estimated recoverable amount of the financial asset is lower than the carrying amount. At each statement of financial position date, the Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. When sold or impaired, any accumulated fair value adjustments previously recognized are included in profit or loss.

iii)	FVOCI

For equity securities that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at FVOCI, with all subsequent changes in fair value being recognized in other comprehensive income (“OCI”). This election is available for each separate investment. Under this new FVOCI category, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the investment, the cumulative fair value change remains in OCI and is not recycled to net earnings or loss.

iv)	Reclassifications

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.

15

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Derivative warrant liabilities

Share warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock.

During the year ended August 31, 2021 the Company issued convertible debentures with detachable warrants for the Company’s common shares (Note 16). The warrants are classified as a derivative financial liability as they are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued. The warrants are initially recognized at fair value and subsequently measured at fair value with changes recognized through profit or loss.

The Company uses the Black-Scholes pricing model to estimate fair value at each exercise and period end date.

Agent warrants and warrants

Warrants issued to agents in connection with an equity financing are recorded at fair value and charged to share issue costs associated with the offering with an offsetting credit to warrants reserve in shareholders’ equity.

Warrants included in units offered to subscribers in connection with financings are valued using the residual value method whereby proceeds are first allocated to the fair value of the shares and the excess if any, allocated to the warrants.

Financial assets

Amounts payable and accrued liabilities are accounted for at amortized cost.

For financial liabilities designated at FVTPL, any impact on fair value due to changes in credit risk are presented in OCI. During the year, there was no impact on fair value due to changes in credit risk.

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

i)	Impairment of non-financial assets

At the date of the statement of financial position, the Company reviews the carrying amounts of its property, plant and equipment to determine whether there is an indication that those assets may be impaired. If any, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of the asset (or cash-generating unit) is estimated to be less than the carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

16

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

j)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

k)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are considered to be related if they are subject to common control or are controlled by parties that have significant influence over the entity. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount, being the amount agreed by the parties to the transaction.

Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and each of its subsidiaries is the US dollar. The presentation currency of the Company is the US dollar.

i) Transactions and balances

Foreign currency transactions are recorded at the rate of exchange existing on the transaction date. Foreign currency monetary assets and liabilities are translated at the rate of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Non-monetary items measured at historical cost continued to be carried at the exchange rates at the dates of the transactions. Non-monetary items measured at fair value are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation is treated in line with the recognition of the gain or loss on the change in fair value of such an item.

ii) Consolidated entities

The results and financial position of all the consolidated entities are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the exchange rate on the date of the statement of financial position;
•	Income and expenses are translated at the average exchange rate in effect during the reporting period; and
•	All resulting exchange differences are recognized in accumulated other comprehensive income.

17

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

l)	Inventory

Inventory classifications include stockpiled ore, gold in-circuit inventory, gold doré inventory and supplies. The value of all production inventories includes direct production costs and attributable overhead incurred to bring the materials to their current point in the processing cycle. General and administrative costs for the corporate office are not included in any inventories. All inventories are valued at the lower of cost and net realizable value, with net realizable value determined with reference to market prices, less estimated future production costs to convert inventories into saleable form. If carrying value exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exists.

•	Stockpiled ore represents unprocessed ore that has been mined and is available for future processing. Stockpiled ore is measured by estimating the number of tonnes through physical surveys and contained ounces. Stockpiled ore value is based on the costs incurred, including depreciation and applicable mine-site overheads, in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs and are removed at the average costs per tonne of ore in the stockpile.

•	Gold in-circuit inventory represents material that is currently being processed to extract the contained gold into a saleable form. The amount of gold in-circuit is determined by assay values and by measure of the various gold bearing materials in the recovery process. The in-circuit gold is valued at the average of the beginning inventory and the costs of material fed into the processing stream plus in-circuit conversion costs including applicable mine-site overheads.

•	Gold doré inventory is saleable gold in the form of doré bars that have been poured. Included in the costs are the direct costs of mining and processing operations as well as direct mine site overheads.

•	Supplies inventories include equipment parts and other consumables required in the mining and ore processing activities and are valued at the lower of average cost and net realizable value.

m)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

n)	Revenue recognition

The Company sells its gold or silver doré pursuant to sales contracts entered into with the buyer of the products.

Revenue consists of proceeds received and expected to be received for the Company’s principal products, gold and silver. Revenue is recognized when title to gold and silver passes to the buyer and when collectability is reasonably assured. Title passes to the buyer based on terms of the sales contract, usually upon delivery of the product to the buyer. Product pricing is determined under the sales agreements which are referenced against active and freely traded commodity markets, for example, the London Bullion Market for both gold and silver, in an identical form to the product sold. Gold and silver doré produced from the Buckreef mine is sold at the prevailing spot market price based on the London fix depending on the sales contract.

In addition to selling refined bullion at spot, the Company has doré purchase agreements in place with a financial institution. Under the agreements, the Company has the option to sell approximately 90% of the gold and silver contained in doré bars prior to the completion of refining by the third-party refiner. Revenue is recognized when the Company has provided irrevocable instructions to the refiner to transfer to the purchaser the refined ounces sold upon final processing outturn, and when payment of the purchase price for the purchased doré or bullion has been made in full by the purchaser. There is no judgement involved in revenue recognition as revenue is recognized when payment has been made by the purchaser and the product has been delivered.

18

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Revenue from sales are recognized net of treatment and refining charges.

o)	New accounting pronouncements

New standards and amendments issued but not yet effective or adopted are described below:

i)	In May 2021, the IASB issued amendments to IAS 12, Income Taxes. The amendments to IAS 12 narrow the scope of the initial recognition exemption so that it no longer applies to transactions which give rise to equal amounts of taxable and deductible temporary differences. The Company is to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition for certain transactions, including leases and reclamation provisions. The amendments to IAS 12 are effective for annual reporting periods beginning on or after January 1, 2023, with early adoption permitted.

ii)	IAS 1, Presentation of Financial Statements In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:

•	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
•	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement, and;
•	Clarifying how lending conditions affect classification; and – Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets or services.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements prior to the effective date.

4.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of these consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. The most significant estimates relate to the appropriate depreciation rate for property, plant and equipment, the valuation of warrant liability, the recoverability of other receivables, the valuation of deferred income tax amounts, the impairment on mineral properties and deferred exploration and property, plant and equipment and the calculation of share-based payments. The most significant judgements relate to the recognition of deferred tax assets and liabilities and asset retirement obligations, the determination of the economic viability of a project or mineral property, the date of commencement of commercial production, and the determination of functional currencies.

19

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

a)	Accounting Policy Judgements

The Company made the following critical judgements in applying its accounting policies during the year ended August 31, 2022:

i)	Exploration and Evaluation Assets and Expenditures

The application of the Company’s accounting policy for exploration and evaluation assets and expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, and to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date.

ii)	Determination of Commercial Viability and Technical Feasibility of the Buckreef Gold Project

The application of the Company’s accounting policy for mineral property development costs required judgment to determine when technical feasibility and commercial viability of the Buckreef Gold Project was demonstrable. The Company considered the positive NI 43-101 compliant Preliminary Feasibility Study (“PFS”) published in 2018, updated resource in 2020, the results from the 120 tonnes per day “tpd” oxide processing plant constructed for testing purposes and interim operation of the 360 tpd plant, all of which led to a decision to construct a 1,000+ tpd processing plant with an expectation of generating a positive long-term return on the Buckreef Gold Project based on a positive Net Present Value generated from a discounted cash flow model.

b)	Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amount of revenues and expenses for the reporting period.

i)	Exploration and Evaluation Assets and Expenditures

As noted above, during the three months ended November 30, 2021, with the construction decision from the Board of Directors, the Buckreef Gold Project transitioned from an exploration and evaluation asset under IFRS 6 to mineral property, plant and equipment under IAS 16. At the time of the transition from exploration and evaluation to mineral property, plant and equipment, the Company completed an impairment test as required by IFRS 6. The impairment test compared the carrying amount of the Buckreef Gold Project to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. The Company estimated the recoverable amount using the discounted cash flow model as noted above. The significant assumptions that impacted the resulting fair value include future gold prices, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Upon completion of the impairment tests, the Company concluded that there was no impairment.

20

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

5.	Amounts receivable

The Company’s amounts receivable arise from three main sources: receivables from precious metal sales, receivables due from related parties, harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	2022	2021
Sales tax receivable(1)	$4,359	$432
Other	40	28
	4,399	460
Less: other long-term asset(1)	(4,359)	-
Amounts Receivable	$40	$460

(1)

Sales tax receivables are due from government tax authorities in Canada and Tanzania. During the year ended August 31, 2022, the Company reclassified certain VAT balances that were previously capitalised as Exploration and Evaluation assets (“E&E”) to Other long-term asset. Tanzania tax regulation has an allowance for VAT receivable to be refunded or set-off against taxes due to the Tanzania Revenue Authority (“TRA”).

The Company has experienced delays in receiving payment or confirmation of offset against other taxes, which resulted in the initial capitalization of the VAT amount as E&E. The Company is in communication with TRA and there is an expectation for the offsetting of the VAT receivable against other taxes in the future.

The receivable balances which still need to be verified by the TRA have been classified as Other long-term asset.

Below is an aged analysis of the Company’s amounts receivable:

	2022	2021
Less than 1 month	$10	$23
1 to 3 months	30	43
Over 3 months	0	394
	$40	$460

As of August 31, 2022, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables is further discussed in Note 24.

The Company holds no collateral for any receivable amounts outstanding as at August 31, 2022.

21

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

6.	Prepaid and other assets

	2022	2021
Drilling	$250	$200
Insurance	135	54
Equipment rental and deposits	159	-
Other	155	78
Subtotal	699	332
Deferred commitment fees(1)	507	-
Total Prepaid Expenses	$1,206	$332

(1)	During the year ended August 31, 2022, the Company prepaid commitment fees with respect to a purchase agreement where the Company, in its sole discretion, over a 36-month period, have the right to sell up to $10 million of its shares as described in Note 14.

7.	Inventory

Inventory consists of stockpiled ore, gold in-circuit, gold doré and supplies required during the course of exploration, development and production from its operations. IAS 2 requires allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The following is a breakdown of items in inventory:

	2022	2021
Stockpiled ore	$2,643	$712
In-circuit	210	350
Gold doré	253	-
Precious metals inventory	3,106	1,062
Supplies	524	117
Total Inventory	$3,630	$1,179

22

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

8.	Mineral property, plant and equipment

	Construction in progress(1)	Processing plant and related infrastructure	Machinery and equipment	Other	Total
Cost
As at September 1, 2020	$-	$2,657	$1,220	$161	$4,038
Additions	-	622	437	-	1,059
Disposals	-	-	(703)	(79)	(782)
As at August 31, 2021	$-	$3,279	$954	$82	$4,315
Additions	7,097	3,797	507	61	11,462
Disposals	-	-	(65)	-	(65)
Transfer from E&E assets	40,563	-	-	-	40,563
Reclassification to other long-term asset(2)	(2,421)	-	-	-	(2,421)
As at August 31, 2022	$45,239	$7,076	$1,396	$143	$53,854
Accumulated depreciation
As at September 1, 2020	$-	$1,212	$1,015	$73	$2,300
Depreciation expense	-	128	144	14	286
Disposals	-	-	(686)	(67)	(753)
As at August 31, 2021	$-	$1,340	$473	$20	$1,833
Depreciation expense	-	226	175	15	416
Disposals	-	-	(29)	-	(29)
August 31, 2022	$-	$1,566	$619	$35	$2,220
Net book value
As at August 31, 2021	$-	$1,939	$481	$62	$2,482
As at August 31, 2022	$45,239	$5,510	$777	$108	$51,634

(1)	No depreciation or depletion has been recorded for construction in progress assets, including transferred E&E assets, as they are not ready for use as intended by management. Depreciation for construction in progress assets will commence subsequent to commercial production declaration.
(2)	As noted in Note 5, certain VAT amounts previously capitalized as E&E assets were reclassified to Other long-term asset.

23

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

9.	Exploration and evaluation assets and expenditures

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

Buckreef Gold Project

At the time of the transition from exploration and evaluation to mineral property, plant and equipment, the Company completed an impairment test as required by IFRS 6. The impairment test compared the carrying amount of the Buckreef Gold Project to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. The Company estimated the recoverable amount using the discounted cash flow model. The significant assumptions that impacted the resulting fair value include future gold prices, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Upon completion of the impairment tests, the Company concluded that there was no impairment.

The continuity of expenditures on mineral property is as follows:

Buckreef

Balance, August 31, 2020	$30,997
Exploration expenditures:
Camp, field supplies and travel	356
License fees and exploration and field overhead	2,809
Geological consulting and field wages	3,150
Trenching and drilling	605
Mine design	1,321
Mining and processing costs	987
Change in estimate of asset retirement obligation	(133)
Gold sales	(2,524)
Payments to STAMICO as per Joint Venture agreement	1,050
Balance, August 31, 2021	$38,618
Exploration expenditures:
Camp, field supplies and travel	172
License fees and exploration and field overhead	861
Geological consulting and field wages	67
Trenching and drilling	550
Mine design	227
Mining and processing costs	431
Gold sales	(535)
Payments to STAMICO as per Joint Venture agreement	172
Balance, November 30, 2021	$40,563
Reclassification to mineral property, plant and equipment	(40,563)
Balance, August 31, 2022	$-

24

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

10.	Amounts payable and accrued liabilities

Amounts payable and accrued liabilities of the Company are principally comprised of amounts outstanding for trade purchases relating to the processing plant expansion and related infrastructure expenditures. The usual credit period taken for trade purchases is between 30 to 90 days.

	2022	2021
Amounts payable	$5,572	$1,748
Accrued liabilities	2,348	3,515
Total Amount Payables and Accrued Liabilities	$7,920	$5,263

11.	Income tax

The Company’s provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rates to income (loss) before income taxes as a result of the following:

	2022	2021
Combined basic Canadian federal and provincial statutory income tax rates including surtaxes	26.50%	26.50%

Statutory income tax rates applied to accounting income	$(637)	$(1,400)

Increase (decrease) in provision for income taxes:
Foreign tax rates different from statutory rate	322	-
Permanent differences and other items	1,669	(762)
Benefit of tax losses not recognized	(918)	2,162
Provision for income taxes	$436	$-

The enacted tax rates in Canada of 26.50% (2021 - 26.50%) and Tanzania of 30% (2021 - 30%) where the Company operates are applied in the tax provision calculation.

Provision for income taxes consist of the following:

	2022	2021
Current income taxes	$436	$-
Deferred income taxes	-	-
Provision for income tax	$436	$-

25

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

The following table reflects the Company’s deferred income tax assets (liabilities):

The tax effects of significant temporary differences which would comprise deferred income tax assets and liabilities at August 31, 2022 and 2021 are as follows:

Deferred Income Tax Liabilities	Mineral properties	Debt issuance cost	Total

At August 31, 2020	$(9,949)	$(350)	$(10,299)
Charged to the consolidated statement of comprehensive income (loss)	(2,474)	350	(2,124)
At August 31, 2021	$(12,423)	$-	$(12,423)
Charged to the consolidated statement of comprehensive income (loss)	2,373	-	2,373
At August 31, 2022	$(10,050)	$-	$(10,050)

Deferred Income Tax Assets	Non-capital losses	Non-capital losses	Total

At August 31, 2020	$9,949	$350	$10,299
Charged to the consolidated statement of comprehensive income (loss)	2,474	(350)	2,124
At August 31, 2021	$12,423	$-	$12,423
Charged to the consolidated statement of comprehensive income (loss)	(2,373)	-	(2,373)
At August 31, 2022	$10,050	$-	$10,050

Net deferred tax assets (liabilities)	$-	$-	$-

The following temporary differences have not been recognized in the Company’s consolidated financial statements:

	2022	2021
Non-capital losses	$120,528	$87,242
Property, plant and equipment	89	110
Capital losses	3	1
Financing costs	-	2,217
	$120,620	$89,570

At August 31, 2022, the Company has Tanzanian non-capital losses of $79,318 (2021 - $56,146), that have not been recognized and may be carried forward and applied against Tanzania taxable income of future years. The non-capital loss may be carried forward without limitation.

26

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

At August 31, 2022, the Company has non-capital losses of $41,210 (2021 - $31,096), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years. The non-capital losses have expiry dates as follows:

2026	1,305
2027	1,059
2028	1,153
2029	1,500
2030	1,088
2031	1,814
2032	1,904
2033	1,794
2034	1,674
2035	1,512
2036	1,564
2037	2,186
2038	2,849
2039	3,618
2040	5,600
2041	6,124
2042	4,466
Non Capital Losses	$41,210

At August 31, 2022, $nil (2021: $nil) was recognized as a deferred tax liability for taxes that would be payable as the Company’s subsidiaries have a deficit.

12.	Derivative warrant liabilities

Private Placement Warrants

During the year ended August 31, 2022, the Company issued warrants for the Company’s common shares pursuant to a financing in January 2022 (Note 17).

The balance of the derivative warrant liabilities (level 3) is as follows:

Amount
Balance at August 31, 2020	$551
Warrants issued February 11, 2021 (Note 17)	7,830
Fair value adjustment	(6,232)
Balance at August 31, 2021	$2,149
Warrants issued January 26, 2022 (Note 17)	2,665
Fair value adjustment	2,035
Balance at August 31, 2022	$6,849

Derivative warrant liabilities of $6.8 million will only be settled by issuing equity of the Company.

27

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

	2022	2021
Share price	$0.48	$0.41
Risk-free interest rate	3.32% - 3.44%	0.19% - 0.67%
Dividend yield	0%	0%
Expected volatility	55% - 60%	60% - 70%
Remaining term (in years)	0.9 – 4.4	1.9 – 4.4

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

13.	Other receivable

On August 11, 2022, the Company through Buckreef Gold entered into a $5 million prepaid Gold Doré Purchase Agreement (“Agreement”) with OCIM Metals and Mining S.A. (“OCIM”). The agreement requires the contract price to be made available to the Company in two tranches. The Company has drawn down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 gold ounces over four quarters.

The agreement has been accounted for as a contract in accordance with IFRS 15 – “Revenue from Contracts with Customers” where the cash prepayment has been recorded as deferred revenue in the consolidated statement of financial position and will be recognized as revenue when deliveries are made. The $2.5 million prepaid by OCIM was received subsequent to year-end on September 2, 2022.

The following table provides information on the deferred revenue:

	2022	2021
Deferred revenue	$2,500	$-
Deferred transaction costs	(15)	-
Deferred revenue	$2,485	$-

14.	Shareholders’ equity

a)	Share Capital

i)	Activity during the year ended August 31, 2022

On September 30, 2021, the Company issued 165,889 common shares at a fair value of $98 (value of outstanding liability settled) to settle outstanding fees owed totaling $98.

On January 20, 2022, the Company entered into a purchase agreement, where the Company, in its sole discretion, will have the right from time to time over a 36-month period to sell up to $10 million of its shares. Upon closing, the Company issued 909,901 common shares at a fair value of $373 (closing price of share on that date) to settle commitment fees related to the purchase agreement.

28

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

On January 26, 2022, the Company completed the sale of 17,948,718 common shares together with warrants to purchase 17,948,718 common shares for $7.0 million. The common shares and warrants were issued at $0.39 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at $0.44 for a period of five years from the issue date. The Company also issued 628,205 placement agent warrants with the same terms and incurred commission and other costs of $0.7 million out of which $0.09 million was allocated to the warrants and expensed in the consolidated statements of earnings (loss) and comprehensive income (loss). The warrants issued with the common shares are classified as a liability (Note 12).

The placement agent warrants are considered an equity-settled share-based payment transaction and are measured at their fair value and classified as equity.

On May 31, 2022, the Company issued 1,723,620 common shares with a value of $1.2 million and cash payment of $0.5 million, as withholding taxes, to satisfy the $1.7 million liability associated with the Omnibus Equity Incentive Plan granted to certain senior management of the Company.

ii)	Activity during the year ended August 31, 2021

On February 11, 2021, the Company completed the sale of 32,923,078 common shares together with warrants to purchase 16,461,539 common shares for $21.4 million. The common shares and warrants were issued at $0.65 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at $0.80 for a period of five years from the issue date. The Company also issued 1,152,307 broker warrants with the same terms and incurred commission and other costs of $1.8 million out of which $0.7 million was allocated to the warrants and expensed in the statement of comprehensive loss. The warrants issued with the common shares are classified as a liability (Note 12). The broker warrants are considered an equity-settled share-based payment transaction and are measured at their fair value and classified as equity.

On December 23, 2020, the Company completed the sale of 5,554,588 common shares together with warrants to purchase 2,777,268 common shares for $3.0 million in the aggregate. The common shares and warrants were issued at $0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at $1.50 for a period of three years from the issue date. The warrants are classified as equity.

During the year ended August 31, 2021, $7.0 million of Tranche A Convertible Debentures, representing the entire outstanding balance, were converted and retired resulting in the issuance of 12,150,447 common shares of the Company. The fair value of the convertible debentures at the dates of conversion was in aggregate of $7.0 million.

b)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the earnings (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed similarly except that the weighted average number of common shares is increased to reflect all dilutive instruments. Diluted earnings (loss) per share is calculated using the treasury stock method. In applying the treasury stock method, restricted share units not vested and employee stock options, with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted earnings (loss) per share as the impact is anti-dilutive. Potentially dilutive instruments are not considered in calculating the diluted loss per share, as their effect would be anti-dilutive.

29

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Below is a reconciliation of the basic and diluted weighted average number of common shares and the computations for basic and diluted loss per share for the years ended August 31, 2022, and August 31, 2021.

	2022	2021
Net loss attributable to shareholders	$(6,216)	$(4,004)

Weighted average common shares outstanding	266,999,724	232,208,260
Diluted shares outstanding	266,999,724	232,208,260
Net loss per share - basic and diluted	$(0.02)	$(0.02)

For the years ended August 31, 2022 and 2021, all outstanding options to purchase shares of common stock, restricted share units and share purchase warrants were excluded from the respective computations of diluted loss per share, as the Company was in a loss position, and all potentially dilutive instruments were anti-dilutive and therefore not included in the calculation of diluted net loss per share.

15.	Share based payment reserve

	2022	2021
Balance at beginning of year	$5,680	$2,748
Share based compensation – expense	3,113	2,933
Transfer of reserve on exercise of options and other share-based awards	(1,968)	(1)
Balance at end of year	$6,825	$5,680

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2022.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

30

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

a)	Stock options

As at August 31, 2022, the Company had 2,106,675 (August 31, 2021 - 12,513,055) options available for issuance under the Omnibus Plan.

The continuity of outstanding stock options for the year ended August 31, 2022 and year ended August 31, 2021 is as follows:

Canadian Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2020	7,352,000	CAD $0.41
Options exercised	(1,000)	CAD $0.40
Balance – August 31, 2021	7,351,000	CAD $0.41
Options exercised	(450,000)	CAD $0.42
Options expired	(1,565,000)	CAD $0.41
Balance – August 31, 2022	5,336,000	CAD $0.41

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price (1)	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	Date	life (years) (1)
CAD $0.40	2,454,000	2,454,000	October 11, 2026	4.1
CAD $0.43	2,782,000	2,782,000	September 29, 2026	4.1
CAD $0.35	100,000	100,000	January 2, 2027	4.3
CAD $0.41	5,336,000	5,336,000		4.1

(1)	Total represents weighted average.

US Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2020	-	-
Balance – August 31, 2021	-	-
Options issued	7,375,000	USD $0.50
Balance – August 31, 2022	7,375,000	USD $0.50

31

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	Date	life (years)
USD $0.50	7,375,000	1,475,000	August 17, 2027	5.0

The weighted average fair value of stock options granted in 2022 was $0.25.

The Company estimated the fair value of stock options granted during 2022, under the Black-Scholes option pricing model using the following weighted average assumptions:

Risk-free interest rate	3.35%
Expected life of stock options (in years)	3.8
Expected volatility of the share price	68.89%
Expected dividend yield	0.0

The Company uses historical volatility to estimate the expected volatility of the Company’s share price. The expected life term of stock options granted is derived from historical data on employee exercise experience.

Compensation expense related to stock options amounted to $0.4 million for the year ended August 31, 2022 (2021 - nil).

b)	Restricted Share Units:

The following table sets out activity with respect to outstanding restricted share units:

Number of restricted share units
Balance – August 31, 2021	-
Granted	1,855,276
Balance – August 31, 2022	1,855,276

The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares are distributed, less any amount due for taxes, to settle the obligation.

The RSUs had a fair value of $0.95 million at the grant date and are amortized over the service period. During the year ended August 31, 2022, $0.2 million was recognized as compensation expense (2021 - nil).

32

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

16.	Convertible debentures

During the year ended August 31, 2020, the Company entered into a securities purchase agreement (the “Agreement”) with two institutional accredited investors (the “Debenture Holders”) to issue up to $14.0 million in convertible debentures consisting of $7.0 million in Tranche A Convertible Debentures (“Tranche A”) and up to $7.0 million in Tranche B Convertible Debentures (“Tranche B”, together with the Tranche A, the “Convertible Debentures”).

Repayment of the Convertible Debentures was guaranteed by the Company’s subsidiary, TRX Gold Tanzania Limited, pursuant to a global guarantee agreement.

During the year ended August 31, 2020 the Company closed on the first and second issuances under Tranche A for a total of $6.0 million. The conversion price is calculated at the lower of i) a fixed conversion price (first issuance - $1.2125, second issuance - $1.2029); or ii) 93% of the average of the two lowest daily VWAPs during the 10 consecutive trading days immediately before the conversion date, all of which is subject to a floor of $0.20.

During the year ended August 31, 2021, the Company closed on the third issuance of convertible debentures under Tranche A for a total of $1.0 million. The conversion price is the same as the first two issuances, with the exception of the fixed conversion price, which is $1.1554. With this issuance, Tranche A was fully accessed.

Implementation fees of 3.95% were to be paid at the closing of each issuance. In connection with the issuance during the year ended August 31, 2021, transactions costs amounting to $0.1 million were paid and expensed.

Initial recognition of the issuances that have closed up to August 31, 2021 are as follows:

Issued	Tranche	Principal	Maturity Date	Interest Rate	Fair Value

July 27, 2020	Tranche A	$4,000	January 27, 2022	0%	$3,432
August 20, 2020	Tranche A	2,000	February 20,2022	0%	1,716
September 1, 2020	Tranche A	1,000	March 1, 2022	0%	914
Total		$7,000			$6,062

The difference of $0.9 million between the principal and the fair value of the first two issuances is attributable to the fair value of the Warrant Shares that were issued as part of the overall arrangement.

The day one gain of $0.1 million under the third issuance has been recognized in the consolidated statement of loss.

During the year ended August 31 2021, $7.0 million of Tranche A Convertible Debentures, representing the entire outstanding balance, were converted and retired resulting in the issuance of 12,150,447 common shares of the Company. The Tranche B Convertible Debentures were cancelled.

33

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

The balance of the convertible debentures (level 3) is as follows:

2021
Balance at August 31, 2020	$5,089
Fair value of third issuance	914
Day one gain on third issuance	111
Change in fair value	901
Converted during the year	(7,015)
Balance at August 31, 2021 & 2022	$-

There was no change in fair value due to changes in own credit risk during the period.

Significant assumptions used in determining the fair value of the convertible debentures are as follows:

2021
Share price	$0.62 to 0.83
Risk-free interest rate	0.10%-0.15%
Discount for lack of marketability	6%-15%
Remaining term (in years)	0.81-1.37

The range provided for the year ended August 31, 2021 refers to the range used for each assumption for the fair value at the date of the conversions during the year as the balance is $nil at year end.

The fair value is a level 3 fair value estimate given the discount for lack of marketability assumption is not an observable input.

17.	Warrants reserve

Warrant issuances:

Activity during the year ended August 31, 2022:

During the year ended August 31, 2022, the Company issued 17,948,718 five-year warrants pursuant to the registered direct offering described in Note 12 and 628,205 five-year warrants issued to the placement agent, with an exercise price of $0.44. The 17,948,718 five-year warrants were ascribed a fair value of $2.67 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 1.65%; volatility 52% and an expected life of 60 months. The warrants were recognized as a derivative warrant liability on the consolidated statement of financial position.

The 628,205 five-year warrants issued to the placement agent were ascribed a fair value of $0.09 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 1.65%; volatility 52% and an expected life of 60 months. The warrants were recognized under warrants reserve on the consolidated statement of financial position.

Activity during the year ended August 31, 2021:

During the year ended August 31, 2021, the Company issued 2,777,268 three-year warrants with an exercise price of $1.50 as well as 16,461,539 five-year warrants with an exercise price of $0.80 pursuant to the equity financings described above. The Company also issued to the brokers 1,152,307 five-year warrants pursuant to the equity financings.

34

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

The 2,777,268 three-year warrants were ascribed a fair value of $0.4 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.18%; volatility 69% and an expected life of 36 months. The warrants were recognized under warrants reserve on the statement of financial position.

The 16,461,539 five-year warrants were ascribed a fair value of $7.8 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.46%; volatility 62% and an expected life of 60 months. The warrants were recognized as a derivative warrant liability on the consolidated statement of financial position.

The 1,152,307 five-year warrants issued to the brokers were ascribed a fair value of $0.5 million which was valued using the Black-Scholes pricing model with the following assumptions: dividend yield 0%; risk free interest 0.46%; volatility 62% and an expected life of 60 months. The warrants were recognized under warrants reserve on the consolidated statement of financial position.

Warrants outstanding:

The continuity of outstanding warrants for the year ended August 31, 2022 and year ended August 31, 2021 is as follows:

	Number of warrants	Weighted average exercise price per share
Balance – August 31, 2020	3,289,938	1.19
Warrants issued	20,391,114	0.89
Balance – August 31, 2021	23,681,052	0.94
Warrants issued	18,576,923	0.44
Warrants expired	(287,901)	0.93
Balance – August 31, 2022	41,970,074	0.72

35

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

As at August 31, 2022, the following warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Convertible debenture warrants - July 27, 2020	3,002,037	$1.21	July 27, 2023
Private placement financing warrants - December 23, 2020	2,777,268	$1.50	December 23, 2023
Private placement financing warrants - February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80	February 11, 2026
Private placement financing warrants – January 26, 2022	17,948,718	$0.44	January 26, 2027
Private placement financing placement agent warrants – January 26, 2022	628,205	$0.44	January 26, 2027
Balance, August 31, 2022	41,970,074	-	-

The outstanding warrants have a weighted average exercise price of $0.72 and weighted average remaining contractual life of 3.6 years.

18.	Non-controlling interest

The changes to the non-controlling interest for the year ended August 31, 2022 and year ended August 31, 2021 are as follows:

	2022	2021
Balance at beginning of year	$(1,533)	$(254)
Non-controlling interest’s 45% share of Buckreef Gold’s comprehensive earnings (loss)	3,894	(1,279)
Balance at end of year	$2,361	$(1,533)

The following is summarized financial information for Buckreef Gold:

	2022	2021
Current assets	$7,253	$2,920
Long term assets	53,789	33,535
Current liabilities	(8,602)	(2,908)
Provision for reclamation	(2,815)	(2,681)
Advances from parent	(37,725)	(33,728)

Revenue	15,094	-
Comprehensive earnings (loss) for the year	$8,651	$(2,841)

36

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

19.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of Directors and key management personnel of the Company was as follows:

	2022	2021
Remuneration[1]	$(2,085)	$(1,695)
Share based expense	(3,078)	(2,933)
Total	$(5,163)	$(4,628)

(1)	Remuneration includes salaries and benefits for certain key management personnel and director fees. Prior year renumeration also includes sign-on bonuses for certain key management personnel. Certain members of the board of directors have employment or service contracts with the Company. Directors are entitled to director fees and share based payments for their services and officers are entitled to cash remuneration and share based payments for their employment services.

As of August 31, 2022, included in amounts payable is $0.2 million of board fees (August 31, 2021 - $0.5 million) due to related parties with no specific terms of repayment.

During the year ended August 31, 2022, the Company granted stock options to key management personnel and RSUs to directors as part of the Omnibus Equity Incentive Plan (Note 15) in the aggregate of:

a)	7.35 million stock options having a value of $1.9 million on the grant date.
b)	0.6 million RSUs having a value of $0.3 million on the grant date.

During the year ended August 31, 2022, $0.4 million for the stock options was recognized as a compensation expense (2021 - nil) and $0.1 million for the RSUs was recognized as a compensation expense (2021 - nil).

During the year ended August 31, 2021, the Company granted common shares upon hiring key management personnel in the aggregate of:

a)	1.56 million common shares having a fair market value of $1.1 million on the respective start dates of the key Management (December 1, 2020 to May 18, 2021).
b)	Common shares on the first, second and third anniversary dates of the greater of up to 2.02 million, 3.55 million and 2.82 million common shares; or common shares having a fair market value of to $1.4 million, $2.5 million and $2.0 million provided that 80% of such issuance shall be guaranteed and 20% shall be subject to certain financial milestones to be determined by the Board of Directors respectively.

The common shares had a value of $7.0 million at grant date that is amortized over the service period.

During the year ended August 31, 2022, $2.5 million was recognized as a compensation expense (2021 - $2.9 million).

37

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

20.	Precious metal sales

	2022	2021
Gold sales	$15,081	$-
Other by-product revenue	13	-
Total	$15,094	$-

21.	General and administrative expense

	2022	2021
Directors’ fees (Note 19)	$(454)	$(275)
Insurance	(444)	(80)
Office and general	(419)	(314)
Shareholder information	(474)	(545)
Professional fees	(614)	(1,089)
Salaries and benefits (1) (Note 19)	(2,533)	(2,728)
Consulting	(437)	(614)
Share based expense (Note 19)	(3,113)	(2,933)
Travel and accommodation	(214)	(163)
Depreciation	(26)	(286)
Other	(192)	(669)
General and administrative expense	$(8,920)	$(9,696)

(1)	As a result of adoption to IAS 16 during the year ended 2022, certain costs incurred related to Buckreef Gold operating costs, post adoption, were recorded in cost of sales.

38

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

22.	Financial instrument related costs and other

	2022	2021
Gain (loss) on derivative warrant liabilities liabilities	$(2,035)	$6,232
Transaction costs on derivative warrant liabilities	(293)	(665)
Transaction costs on convertible debentures	-	(31)
Change in fair value of convertible debentures	-	(901)
Forgiveness of interest on leases	-	35
Withholding tax costs	-	(11)
Total financial instrument related costs and other	$(2,328)	$4,659

23.	Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration and development activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and expand a low cost open-pit gold mine.

The Company manages its capital structure based on the funds available to the Company, in order to support the exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and may raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended August 31, 2022. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at August 31, 2022 totaled $48.8 million (August 31, 2021 - $48.0 million).

The Company may raise capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are historically secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, all held with major North American financial institutions and North American treasury deposits.

39

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

24.	Financial Instruments

Fair Value of Financial Instruments

Cash and derivative warrant liabilities are classified as fair value through profit and loss. Amounts payable are classified as other financial liabilities, which are measured at amortized cost. Amounts receivable are measured at amortized cost.

The carrying value of the Company’s cash, amounts receivable, amounts payable approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As of August 31, 2022 and August 31, 2021, cash is recorded at fair value under level 1 within the fair value hierarchy, and derivative warrant liabilities (Note 12) are classified as level 3.

The following table shows the valuation techniques used in measuring Level 3 fair values for derivative warrant liabilities, as well as the significant unobservable inputs used.

Type	Valuation Technique	Key Inputs
Derivative warrant liabilities	The fair value of the warrant liabilities has been calculated using a Black-Scholes pricing model.

Key observable inputs

•       Share price (August 31, 2022: $0.48, August 31, 2021: $0.41)

•       Risk-free interest rate (August 31, 2022: 3.32% to 3.44%, August 31, 2021: 0.19% to 0.67%)

•       Dividend yield (August 31, 2022: 0%, August 31, 2021: 0%)

Key unobservable inputs

•       Expected volatility (August 31, 2022: 55% to 60%, August 31, 2021: 60% to 70%)

Sensitivity Analysis

For the fair values of derivative warrant liabilities, reasonably possible changes to expected volatility, the significant unobservable input, holding other inputs constant would have the following effects:

Derivative Warrant Liabilities	August 31, 2022
Comprehensive Loss	Increase	Decrease
Expected volatility (10% movement vs. the model input)	$518	$(546)

40

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

A summary of the Company’s risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk. The amounts receivable consists primarily of amounts due from gold sales and government taxation authorities. The Company has not recorded an impairment or allowance for credit risk as at August 31 2022, or August 31, 2021.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2022, the Company had cash of $8.5 million, current assets of $15.9 million and current liabilities of $17.2 million. Current working capital of the Company is ($1.4) million. Within working capital, current liabilities include $6.8 million in derivative liabilities which will only be settled by issuing equity of the Company. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s in-fill drilling, exploration program and development of mining assets.

Foreign Currency Risks

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, USA and Tanzania and holds cash mainly in Canadian, Tanzanian and United States currencies. A significant change in the currency exchange rates between the US dollar relative to Canadian dollar and Tanzanian could have an effect on the Company’s results of operations, financial position or cash flows. As at August 31, 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in US and Tanzanian currencies, movements in the foreign exchange rates may not have a material impact on the consolidated statements of comprehensive income (loss).

25.	Segmented information

Operating Segments

At August 31, 2022 the Company’s operations comprise of a single reporting operating segment engaged in mineral exploration and development in Tanzania. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

•	that engages in business activities from which it may earn revenues and incur expenses;
•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•	for which discrete financial information is available.

41

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. During the year ended August 31, 2022, revenue was derived from one source. Information concerning the Company’s geographic locations is as follows:

	2022	2021
Revenue
Tanzania	$15,094	$-
	$15,094	$-

	2022	2021
Non-current assets
Canada	$-	$28
Tanzania	55,993	41,072
	$55,993	$41,100

26.	Commitments and Contingencies

Commitments:

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2022 and August 31, 2021 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

42

TRX Gold Corporation

Notes to the Consolidated Financial Statements

For the Years Ended August 31, 2022 and 2021

(Expressed in Thousands of US dollars, except for share and per share amounts)

27.	Provision for reclamation

The Company's reclamation and closure obligations relates to the cost of removing and restoring the Buckreef Gold Project in Tanzania. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs. This estimate depends on the development of an environmentally acceptable mine closure plan.

A reconciliation for reclamation expenses is as follows:

	2022	2021
Balance, beginning of year	$2,681	$2,680
Decrease in estimate for provision for reclamation	-	(133)
Reclamation expense	134	134
Balance, end of year	$2,815	$2,681

The mine closure provision liability is based upon the following estimates and assumptions:

a)	Total undiscounted amount of future retirement costs was estimated to be $3.4 million.
b)	Risk-free rate at 5%.
c)	Expected timing of cash outflows required to settle the obligation is for the full amount to be paid in 18 years.
d)	Inflation over the period is estimated to be 3.6% per annum.

28.	Non-cash items

	2022	2021
Depreciation	$122	$286
(Gain) loss on derivative warrant liabilities	2,317	(6,232)
Change in fair value of convertible debentures	-	901
Share based expense	3,113	2,933
Reclamation expense	134	134
Forgiveness of interest	-	(35)
Deferred revenue	2,485	-
Foreign exchange	-	50
Loss on assets disposal	36	-
Total Non-cash items	$8,207	$(1,963)

43